Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-128071

December 12, 2007

John Deere Capital Corporation

$500 million 4.950% Senior Notes Due December 17, 2012

Issuer:	John Deere Capital Corporation
Title of Securities:	4.950% Senior Notes Due 2012
Ratings:	A2 / A (Stable / Stable)
Format:	MTN Program
Trade Date:	December 12, 2007
Time of First Sale to Public:	2:25 p.m. EST
Settlement Date (T+3):	December 17, 2007
Maturity Date:	December 17, 2012
Aggregate Principal Amount Offered:	$500,000,000
Re-offer Spread:	+147 bps
Benchmark Treasury:	3.375% Treasury Notes due November 30, 2012
Treasury Price:	99-13+
Treasury Yield:	3.503%
Re-offer Yield:	4.973%
Coupon:	4.950%
Re-offer Price:	99.899%
Gross Spread:	0.380%

Net Proceeds ($):	$497,595,000
Interest Payment Dates:	Semi-annually on each June 17 and December 17, commencing on June 17, 2008
Daycount Fraction:	30 / 360
CUSIP:	24422EQM4
Joint Bookrunners:	Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.
Co-Managers:	Mellon Financial Markets, LLC, RBC Capital Markets Corporation, and Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408.